UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.         )*

America First Mortgage Investments, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023934102 (CUSIP Number)

CUSIP No. 023934102                                                              13G

1.	Name of Reporting Person S.S. or IRS Identification No. of above person DePrince, Race & Zollo, Inc. 59-3299598

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power none 7. Sole Dispositive Power 0 8. Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* No

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person* IA

SCHEDULE 13 G

Item 1.

(a) America First Mortgage Investments, Inc.

(b) 399 Park Avenue, 36th Floor

New York, NY 10022

Item 2.

(a) DePrince, Race & Zollo, Inc.

(b) 201 S. Orange Ave, Suite 850

Orlando, FL 32801

(c) USA

(d) common stock

(e) 023934102

Item 3.

(e) X

Item 4. Ownership

(a) 0 shares

(b) 0%

(c) (i) 0 shares

(iii) 0 shares

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/5/03

/s/ Victor A. Zollo, Jr.
Signature Victor A. Zollo, Jr.—President